UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to _____________.

Commission File Number: 1-9065

ECOLOGY AND ENVIRONMENT, INC. 401(K) PLAN
(Full title of the plan)

ECOLOGY AND ENVIRONMENT, INC.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable

Item 3.	Not applicable

Item 4.	Financial Statements of the Plan

The Financial Statements of the Ecology and Environment, Inc. 401(k) Plan (the Plan) for the fiscal years ended December 31, 2015 and 2014, together with the Reports of the Independent Registered Public Accounting Firms, are included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibits:
	Exhibit Number	Description of Exhibit

	23.1	Consent of Freed Maxick CPAs, P.C. Independent Registered Public Accounting Firm
	23.2	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The 401(k) Committee
Ecology and Environment, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick CPAs, P.C.

Buffalo, NY
June 28, 2016

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Ecology and Environment, Inc. 401(k) Plan
Lancaster, New York

We have audited the accompanying statements of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan (Plan) as of December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 28, 2015

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits

	Balance at December 31,
	2015	2014
Assets:
Investments, at fair value (Note 6)	$41,536,254	$42,312,205
Notes receivable from participants	269,001	263,478

Net assets available for benefits	$41,805,255	$42,575,683

The accompanying notes are an integral part of these financial statements.

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Statement of Changes in Net Assets Available for Benefits

Plan Year Ended December 31, 2015

Additions to net assets attributed to:
Interest	$86,743
Dividends	1,738,228
Cash contributions:
Participants	2,525,998
Rollovers	559,830
Total additions to net assets	4,910,799

Deductions from net assets attributed to:
Benefits paid to participants	3,829,463
Net depreciation in fair value of investments	1,848,921
Administrative expenses	2,843
Total deductions from net assets	5,681,227

Net decrease in net assets available for benefits	(770,428)

Net assets available for benefits, beginning of year	42,575,683

Net assets available for benefits, end of year	$41,805,255

The accompanying notes are an integral part of these financial statements.

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Notes to Financial Statements

1.	Description of the Plan

The following description of the Ecology & Environment, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the “Company”).  All employees age twenty-one or older are eligible to participate in the Plan during the month following their date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Company.  Great-West Trust Company, LLC (“Great-West”; formerly Putnam Fiduciary Trust Company) is the Trustee and Recordkeeper of the Plan.  The Trustee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  The remaining expenses are paid for by the Plan’s participants.

Voluntary Correction Plan

In May 2016, the Company filed a Voluntary Correction Program with the Internal Revenue Service (the “IRS”) to report and correct an operational error for the Plan.  Refer to Note 9 of these financial statements for additional information.

Contributions

All contributions to the Plan are cash contributions, and all investments of the Plan are participant directed.  Participants may elect to make voluntary contributions subject to the limitations of the Internal Revenue Code (the “IRC”).  An employee’s elected deferral percentage may be modified effective the first day of any month.  Upon enrollment in the Plan, a participant may direct, in at least 10 percent increments in each option selected, his or her contributions in any combination of the various investment options and a self-directed brokerage account.  The Plan allows Roth 401(k) contributions from participants.  Participants who were 50 years of age or older during the Plan year are allowed to contribute catch up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Plan’s earnings, and charged with an allocation of administrative expenses paid by the Plan.  Allocations of administrative expenses are based on participant account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  There is no partial vesting. There are no company matching or discretionary contributions.

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Note terms range from one to five years or a reasonable period of time determined when the note is made for the purchase of a primary residence.  The notes are collateralized by the balance in the participant’s account.  The interest rate is the Prime Rate published by the Wall Street Journal on the first business day of the month during which the loan is originated plus 1%.  The interest rate is fixed over the life of the loan.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Participants may withdraw all or a portion of their vested account balance at any time upon hardship or after the attainment of age 59½.  In general, unless the participant elects otherwise, distribution of benefit will commence within 60 days after the close of the Plan year in which the participant terminates employment with the employer.  Participants must begin to receive benefits no later than the April 1st following the calendar year in which the participant attains 70½ or terminates employment, whichever is later.

Upon termination, if a participant’s vested account balance is $1,000 or less, the participant will automatically receive a lump sum distribution as soon as feasible.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue and terminate the Plan at any time, subject to the provisions of ERISA.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments and Related Transactions

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transfer between market participants at the measurement date.  The Plan’s assets include an investment in the common stock of Ecology & Environment, Inc. through a unitized stock fund, which includes a money market fund for liquidity purposes, and through the brokerage access account.  The Plan’s trustees determine the Plan’s valuation policies utilizing information provided by the investment advisers and custodians.  Refer to Note 6 for additional disclosures regarding fair value measurements.

The Plan’s net (depreciation) appreciation in fair value of investments includes both realized gains and losses and unrealized (depreciation) appreciation.  Interest and dividend income is recognized as earned.  Investment transactions are accounted for on a trade date basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit losses was recorded at December 31, 2015 or 2014.

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Payment of Benefits

Benefits are recorded when paid by the Plan.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. GAAP requires the Company, as the Plan administrator, to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

3.	Recent Accounting Pronouncements

In May 2015, FASB issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (Or its Equivalent)” (“ASU 2015-07”).  ASU 2015-07 removes the requirements to: 1) categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient; and 2) make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient.  The amendments in ASU 2015-07 are effective for public entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The amendment is required to be applied retrospectively and early adoption is permitted.  The Company has elected to adopt ASU 2015-07 for the Plan year ended December 31, 2015. Other than the changes to disclosures noted above, the adoption of ASU 2015-07 did not have a material impact on the Plan’s financial statements.

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); and Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”).  Specific provisions of ASU 2015-12 that apply to the Plan are as follows:

•	Part I of ASU 2015-12 designates contract value as the only required measure for fully benefit-responsive investment contracts.
•	Part II of ASU 2015-12 eliminates the current U.S. GAAP requirements for plans to disclose individual investments that represent 5 percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type, for both participant-directed investments and nonparticipant-directed investments. It also allows investments to be grouped only by general type, eliminating the requirement to disaggregate investments in multiple ways. In addition, if an investment is measured using the NAV per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

The amendments in ASU 2015-12 are effective for financial statements issued for fiscal years beginning after December 15, 2015.  Part II is to be applied retrospectively and early adoption is permitted. The Company has elected to adopt Part II of ASU 2015-12 for the Plan year ended December 31, 2015. Other than elimination of the disclosures noted above, early adoption of Part II of ASU 2015-12 did not have a material impact on the Plan’s financial statements.

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

4.	Tax Status

The IRS has determined, and has informed Great-West by a letter dated May 18, 2011, that the prototype non-standardized profit sharing plan adopted by the Plan is designed in accordance with the applicable sections of the IRC.  Although the Plan had been amended since receiving the determination letter, the Company and the Plan’s tax counsel believe that the Plan was designed and was operated in compliance with applicable requirements of the IRC.

The Plan is subject to routine examinations by taxing jurisdictions.  U.S. GAAP requires the Company’s management to evaluate tax positions taken by the Plan and to recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing jurisdictions. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in these financial statements.

5.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	Fair Value Measurements

The U.S. GAAP framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under Topic 820 are described as follows.

Level 1:	Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
•	Quoted prices for similar assets or liabilities in active markets
•	Quoted prices for identical or similar assets or liabilities in inactive markets
•	Inputs other than quoted prices that are observable for the asset or liability
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs that are unobservable inputs for the asset or liability

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There were no transfers between level 1 and level 2 assets for the years ended December 31, 2015 and 2014.

Cash and cash equivalents: Valued at the balance of the account at year end.

Common stocks and preferred stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Self-directed brokerage account: Primarily consists of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Mutual funds: Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended mutual funds that are registered with U.S. Securities and Exchange Commission.  These funds are required to publish their daily NAV and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Unit investment trusts: Comprised entirely of common stocks, and valued at the closing price reported on the active market on which the individual securities are traded.

Unitized stock fund: Valued at the closing price reported on the active market on which the individual securities are traded.  A small portion of the fund is invested in short-term money market instruments.

Common collective trust funds: The fair value of the Plan’s interest in the collective trust funds is based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices.  The following fully benefit-responsive investment funds are included in the collective trust funds as of December 31, 2015 and 2014:

Stable value fund: The stable value fund is comprised primarily of fully benefit-responsive investment contracts that are valued at the NAV of units of the bank collective trust.  The NAV is used as a practical expedient to estimate fair value.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.  Participant transactions (purchases and sales) may occur daily.  If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

S&P 500 index fund: The S&P 500 index fund is a collective investment trust valued at the NAV of units of the trust.  The NAV is used as a practical expedient to estimate fair value.  The fund invests primarily in common stock securities.

The fair value calculations produced by the preceding methods may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair values of the Plan’s investments, by level within the fair value hierarchy, are presented in the following tables.

	Assets at Fair Value at December 31, 2015
	Level 1	Level 2		Level 3		Total

Mutual funds	$29,750,136	$	---	$	---	$29,750,136

Brokerage access account:
Cash and cash equivalents	111,467		---		---	111,467
Preferred stock	25,259		---		---	25,259
Common stock	394,149		---		---	394,149
Mutual funds	400,589		---		---	400,589
Unit investment trusts	127,657		---		---	127,657
Total brokerage access account	1,059,121		---		---	1,059,121

Unitized stock fund	467,589		---		---	467,589

Total assets in fair value hierarchy	$31,276,846	$	---	$	---	31,276,846

Investments measured at NAV (a)						10,259,408

Investments, at fair value						$41,536,254

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

	Assets at Fair Value at December 31, 2014
	Level 1	Level 2		Level 3		Total

Mutual funds	$30,416,748	$	---	$	---	$30,416,748

Brokerage access account:
Cash and cash equivalents	178,130		---		---	178,130
Preferred stock	24,870		---		---	24,870
Common stock	384,020		---		---	384,020
Mutual funds	538,170		---		---	538,170
Unit investment trusts	128,055		---		---	128,055
Total brokerage access account	1,253,245		---		---	1,253,245

Unitized stock fund	381,805		---		---	381,805

Total assets in fair value hierarchy	$32,051,798	$	---	$	---	32,051,798

Investments measured at NAV (a)						10,260,407

Investments, at fair value						$42,312,205

(a)	In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Investments measured at fair value based on the NAV per share practical expedient are summarized in the following table.  There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Balance at December 31, 2015:
Common collective trust funds	$10,259,408	None	Daily	None

Balance at December 31, 2014:
Common collective trust funds	$10,260,407	None	Daily	None

7.	Related Party Transactions and Parties-in-Interest

Plan investments include securities issued by the Company, as summarized in the following table.

	Balance at December 31, 2015		Balance at December 31, 2014
	Number of Shares	Fair Value	Number of Shares	Fair Value

Unitized Stock Fund:
Ecology and Environment, Inc. Class A Common Stock	38,814	$404,539	35,499	$326,236

Brokerage Access Account:
Ecology and Environment, Inc. Class A Common Stock	6,265	$64,091	6,265	$57,213

Dividends received from Ecology and Environment, Inc. Class A Common Stock totaled $20,842 during the Plan year ended December 31, 2015.

Plan investments include certain funds administered by Great-West, the Trustee and Recordkeeper of the Plan.

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

Fees paid by the Plan to Great-West for administrative services were $2,843 for the Plan year ended December 31, 2015.  All other fees related to the Plan’s operations are paid directly by the Company and are excluded from these financial statements.

Plan investment income from participant loans was $10,956 for the Plan year ended December 31, 2015.

8.	Reconciliation of Financial Statements to Form 5500

The following table provides reconciliations between these financial statements and the Plan’s Form 5500, Annual Return/Report of Employee Benefit Plan (the “Form 5500”).

	Plan Year Ended December 31,
	2015	2014

Net assets available for Plan benefits:
Plan net assets at year-end per these financial statements	$41,805,255	$42,575,683
Miscellaneous adjustments	---	66,648
Plan net assets at year end per the Plan’s Form 5500	$41,805,255	$42,642,331

Net (decrease) increase in net assets available for Plan benefits:
(Decrease) increase in Plan net assets per these financial statements	$(770,428)	$1,122,540
Miscellaneous adjustments	(66,648)	25,430
(Decrease) increase in Plan net assets per the Plan’s Form 5500	$(837,076)	$1,147,970

9.	Subsequent Events

In May 2016, the Company filed a Voluntary Correction Program (the “VCP”) with the IRS to report an operational error discovered subsequent to December 31, 2015.  The operational error related to several employees of a subsidiary of the Company who became employees of the Company during calendar year 2015.  Although the employees completed appropriate administrative forms and began participation in August 2015, the Plan’s Adoption Agreement in effect at that time specifically excluded these former subsidiary employees from participation.  An amended Plan Adoption Agreement was consummated in February 2016 to include these employees.  In May 2016, the Company filed the VCP to report the operational error and to document the corrective actions taken.  The Company subsequently received formal acknowledgement of the IRS’s receipt and review of the VCP, but has not yet been informed of the results of the IRS’s review.

Ecology and Environment, Inc. 401(k) Plan EIN: 16-0971022 PLAN NUMBER: 003 Schedule H - line 4i - Schedule of Assets Held at End of Year

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value

	Mutual Funds:

*	308,499	Putnam	Equity Income A		**	$5,938,615
	188,788	JP Morgan	JP Morgan Mid Cap Growth A		**	4,585,662
	70,659	Fidelity	Low Priced Fund		**	3,373,980
	41,711	Franklin	Franklin Growth A		**	3,060,303
	251,283	Metropolitan West	Metropolitan West Total Return Bond		**	2,668,630
	30,277	Harbor	Harbor International Fund Inv		**	1,784,222
	53,176	T. Rowe Price	Retirement 2030 Fund		**	1,151,269
	49,846	MFS	Total Return R3		**	856,346
	49,557	MFS	Growth Allocation R3		**	851,394
	43,779	MFS	Aggressive Growth Allocation R3		**	815,600
	28,417	T. Rowe Price	Retirement 2040 ADV		**	636,828
	19,048	Clearbridge	Small Cap Growth A		**	504,574
	25,146	T. Rowe Price	Retirement 2020 ADV		**	491,852
	24,584	Neuberger Berman	Socially Responsible Fund		**	470,288
	13,084	Victory	Sycamore Small Company Opportunity Fund A		**	465,781
	27,571	MFS	Moderate Allocation		**	426,519
	26,123	T. Rowe Price	Retirement 2025 ADV		**	388,706
	16,719	MFS	Conservative Allocation R3		**	235,734
	17,820	T. Rowe Price	Retirement 2050 ADV		**	225,246
	18,998	American Century	Inflation Adj Bond ADV		**	213,535
	12,294	T. Rowe Price	Retirement 2010 ADV		**	206,667
	10,299	T. Rowe Price	Retirement 2035 ADV		**	162,008
	6,159	T. Rowe Price	Retirement 2045 ADV		**	92,872
	4,886	T. Rowe Price	Retirement 2015 ADV		**	66,643
	2,847	T. Rowe Price	Retirement Balanced ADV		**	40,569
	2,863	T. Rowe Price	Retirement 2055 ADV		**	36,186
	9	T. Rowe Price	Retirement 2005 ADV		**	107
			Total Mutual Funds			29,750,136

	Common Collective Trust Funds:
*	104,068	Putnam	S&P 500 Index Fund Class A		**	6,576,056
*	3,673,507	Putnam	Stable Value Fund		**	3,683,352
			Total Common Collective Trust Funds			10,259,408

	Unitized Stock Fund:
*	38,814	Unitized Stock Fund	Ecology and Environment, Inc.		**	397,076
	-	Unitized Stock Fund	Federated Government Prime Obligation Fund		**	70,513
			Total Unitized Stock Fund			467,589

	Brokerage Access Account:

	Cash and Cash Equivalents
	119,078	-	Schwab Money Market Fund		**	110,997
	-	-	Cash		**	470
						111,467

	Common Stock
	6,265	-	Ecology and Environment, Inc. Class A		**	64,091
	1,000	-	Marathon Pete Corp		**	51,840

Ecology and Environment, Inc. 401(k) Plan EIN: 16-0971022 PLAN NUMBER: 003 Schedule H - line 4i - Schedule of Assets Held at End of Year

(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
635	-	Microsoft Corp		**	35,230
500	-	National Grid PLC ADR		**	34,770
720	-	General Electric Company		**	22,428
500		Coca-Cola Company		**	21,480
224	-	Chevron Corporation		**	20,187
500	-	Vodafone Group F		**	16,130
2,000	-	Just Energy Group Inc		**	14,240
500	-	Delta Nat Gas Inc		**	10,495
2,000		Frontier Communications Corp		**	9,340
900	-	3D SYS Corp		**	7,821
1,000	-	CYS Investments Inc		**	7,130
200	-	Halliburton Co Holding Co		**	6,808
300	-	Antero Resources Corp		**	6,540
1,000	-	Contango Oil & Gas De		**	6,410
200	-	Masco Corp		**	5,660
101	-	Citgroup Inc		**	5,211
21,400	-	Vasomedical Inc		**	4,237
1,000	-	Sirius XM Holdings Inc		**	4,070
500		United States Steel Corp		**	3,990
544		Freeport McMoran Inc		**	3,683
100		Seagate Technology PLC		**	3,666
1,777	-	Renesola Ltd Adr		**	3,021
35		NXP Semiconductors NV		**	2,949
72	-	Goodyear Tire & Rubber Co		**	2,352
115	-	Calamp Corp		**	2,292
10		Linkedin Corp		**	2,251
35	-	Ambarella Inc		**	1,951
22	-	Express Scripts Holding Company		**	1,923
125	-	Ford Motor Company		**	1,761
75	-	Yandex NV Class A		**	1,179
20	-	Splunk Inc		**	1,176
284		Jones Energy Inc.		**	1,093
100		Kandi Technologies Corp		**	1,090
10	-	Apple Inc		**	1,053
100	-	Hydrogenics Corp New		**	877
250	-	Groupon Inc Class A		**	768
191		Senomyx Inc		**	720
200	-	Contango Ore Inc		**	690
22		Topbuild Corporation		**	677
110	-	Clean Energy Fuels Corp		**	396
75	-	Realnetworks Inc New		**	319
90	-	Capstone Turbine Corp		**	126
20,000	-	Luminart Corporation		**	20
3,000	-	Makism 3D Corp		**	8
					394,149

Mutual Funds
4,213	-	Vanguard Total Stock Market Index FD ADM		**	213,964
1,563	-	T Rowe Price Capital Appreciation Fund		**	39,157
1,000	-	First Trust Intermed		**	21,270
1,774	-	Pimco Income D		**	20,806
1,868	-	Metropolitan West Total Return BD M		**	19,837
668	-	Vanguard Equity Income Fund Inc		**	19,741
1,108	-	Chimera Invt Corp New		**	15,114
697	-	Matthews Asia Dividend Fund		**	10,703
312	-	T Rowe Price Divid Growth FD Inc		**	10,701
612	-	Laudus US Large Cap Growth Fund		**	10,149
880	-	Pioneer Strategic Income Fund Class A		**	8,980
268	-	Dreyfus Midcap Index Fund		**	8,674
315	-	Powershs Wilder Clean Energy ETF		**	1,493
					400,589

Unit Investment Trusts
221	-	Powershares QQQ ETF		**	24,717
608	-	Schwab US Mid-Cap ETF		**	24,372
448	-	Schwab US Small Cap ETF		**	23,326
467	-	Schwab US Large-Cap Value ETF		**	19,803
92	-	Vanguard S&P ETF		**	8,649
152	-	Schwab US Dividend Equity ETF		**	5,877

Ecology and Environment, Inc. 401(k) Plan EIN: 16-0971022 PLAN NUMBER: 003 Schedule H - line 4i - Schedule of Assets Held at End of Year

		(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
		98	-	Market Vectors New ETF		**	5,372
		101		Schwab US Reit ETF		**	3,999
		589	-	CS Velocityshrs Daly 2X VIX SHRT ETN		**	3,687
		100		SPDR S&P Global Natural Resourcs ETF		**	3,210
		200	-	Ishares Trust S&P Global		**	1,968
		100	-	First TR Exch Traded Fd		**	1,605
		35	-	Guggenheim ETF New Solar Energy		**	1,072
							127,657
		Preferred Stock
		1,000	-	Telephone Data		**	25,259
							25,259

				Total Brokerage Account			1,059,121
		Participant Loans:
	*	-		Notes receivable from participants with
				interest rates ranging from 4.25% - 9.50%	-0-		269,001
							$41,805,255

*		Indicates parties-in-interest to the Plan.
**		Cost not required to be presented for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	Name of Plan:	Ecology and Environment, Inc. 401(k) Plan

	By:	Ecology and Environment, Inc. 401(k) Plan Committee Plan Administrator

Date: June 28, 2016	By:	/s/ Ronald L. Frank
Ronald L. Frank Committee Member